United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number: 001-32896

VICEROY EXPLORATION LTD. (Exact name of registrant as specified in its charter)

700 West Pender, Suite 301, Vancouver, British Columbia V6C 1G8 (604) 669-4777p (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par valuep (Title of each class of securities covered by this Form)

none (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6

Approximate number of holders of record as of the certification or notice date:   1

Pursuant to the requirements of the Securities Exchange Act of 1934, Viceroy Exploration Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2007	BY: /s/ Charles B. Main

Name: Charles B. Main Title: Director and Chief Financial Officer